SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK NY 10019 (212) 839 5300 (212) 839 5599 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, DC

FOUNDED 1866

July 10, 2007

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0213

Attention: Division of Investment Management

Re:	BlackRock Bond Fund, Inc. – Registration Statement on Form N-14 File No. 333-143567

Ladies and Gentlemen:

        On behalf of BlackRock Bond Fund, Inc. (the “Fund”), we are writing in connection with the proposed reorganization of BlackRock Bond Fund (the “Bond Fund”), a series of the Fund, and BlackRock Total Return Portfolio (the “Target Fund” and together with Bond Fund, the “Funds”), a series of BlackRock Funds. The Fund filed the referenced registration statement with the Securities and Exchange Commission (the “Commission”) on June 7, 2007 and counsel for the Fund and representatives of the Funds had conversations with the staff regarding the structure of the transaction and the “NAST” analysis described herein. The Fund and BlackRock Advisors, LLC believe that Bond Fund should be the corporate and legal survivor after the reorganization, but that the Target Fund should be the accounting survivor. The analysis provided to the staff in this letter is based on the factors outlined by the Commission in its no-action letter to North American Security Trust1 and on the particular facts relating to the Bond Fund and the Target Fund.

        The NAST Letter states that, in determining the accounting survivor in a business combination involving investment companies, funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. In making this determination, the NAST Letter indicates funds should compare the following factors: (i) the funds’ investment advisers; (ii) the funds’ investment objectives, policies and restrictions; (iii) the funds’ expense structures and expense ratios; (iv) the funds’ asset size; and (v) the funds’ portfolio composition.

1	See North American Security Trust, 1994 SEC No-Act. LEXIS 876 (August 5, 1994) (the “NAST Letter”).

        It is submitted that a comparison of these factors with respect to Bond Fund, the Target Fund and the combined fund resulting from the reorganization (the “Survivor Fund”), shows that the attributes of the Survivor Fund will closely resemble those of the Bond Fund with respect to many of the NAST factors, however because the Funds are so similarly managed, the Survivor Fund will also closely resemble the Target Fund with respect to such factors. Certain distinctions between the Bond Fund and the Target Fund support Bond Fund’s being the corporate survivor and the Target Fund’s being considered the accounting survivor, including utilizing the Target Fund’s performance history.

(i)	BlackRock Advisors, LLC serves as the investment adviser for each of the Bond Fund and the Target Fund and BlackRock Financial Management, Inc. acts as sub-adviser to each of the Bond Fund and the Target Fund. These same entities will be the investment adviser and sub-adviser to the Survivor Fund.

The portfolio management team of the Bond Fund and the Target Fund are the same and will be the portfolio management team of the Survivor Fund. The portfolio management team consists of Keith Anderson, Scott Amero, Matthew Marra and Andrew Phillips. Messrs. Anderson and Amero have been responsible for the management of the Target Fund since its inception in 2001; Messrs. Marra and Phillips, who have been portfolio managers of BlackRock since 1997 and 1991, respectively, joined the team in 2006. Messrs. Anderson, Amero, Marra and Phillips assumed management of the Bond Fund in October 2006 at the time BlackRock Advisors, LLC became the investment adviser to the Bond Fund following the combination of Merrill Lynch Investment Managers, L.P. and its affiliates (together, “MLIM”) with BlackRock, Inc. Since its inception in 1988 until October 2006, the Bond Fund was managed by other portfolio managers at MLIM. The current portfolio management team has been managing the Bond Fund and the Target Fund similarly since taking over the Bond Fund and that fact, among others, is a relevant consideration in the proposal to combine the two Funds.

(ii)	The primary investment objective of the Bond Fund is to provide shareholders with as high a level of current income as is consistent with its investment policies. As a secondary objective, the Bond Fund seeks capital appreciation when consistent with its primary objective. The Bond Fund recently adopted as its benchmark the Lehman Brothers U.S. Aggregate Index, the same benchmark used by the Target Fund. The Bond Fund intends to seek shareholder approval to amend its investment objective to the investment objective of the Target Fund, i.e., to realize a total return that exceeds that of the Lehman Brothers U.S. Aggregate Index.

The Bond Fund typically invests more than 90% of its assets in fixed-income securities such as corporate bonds and notes, mortgage-backed securities, asset-backed securities, convertible securities, preferred securities and government obligations. Both U.S. and foreign companies and governments may issue these securities and Bond Fund may invest up to 25% of its net assets in fixed-income securities of issuers outside the United States.

Under normal circumstances, the Bond Fund invests at least 80% of its assets in bonds and invests primarily in investment grade fixed-income securities. Currently the Bond

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Fund may invest up to 10% of its net assets in fixed income securities rated below investment grade, but Bond Fund management has proposed that after the Reorganization this junk bond basket will be increased, subject to Board approval, to 20% of net assets.

The Bond Fund may invest in fixed-income securities of any duration or maturity.

The investment objective of the Target Fund is to realize a total return that exceeds that of the Lehman Brothers U.S. Aggregate Index (the benchmark).

The Target Fund normally invests at least 80% of its assets in bonds and maintains an average portfolio duration that is within ± 20% of the duration of the benchmark.

The Target Fund invests primarily in dollar-denominated investment grade bonds, but may invest up to 20% of its assets in any combination of non-investment grade bonds (high yield or junk bonds), non-dollar denominated bonds and bonds of emerging market issuers.

Both Funds may invest in derivatives for hedging purposes and for leverage.

The investment strategies of the two Funds are similar and where certain differences exist it is the intention of the portfolio management team to manage the Survivor Fund as it has been managing the Target Fund. Where necessary, Bond Fund’s non-fundamental investment objectives, policies and strategies that may be changed without a vote of Bond Fund’s shareholders, will be modified to resemble those of the Target Fund after the reorganization. As stated above, the Bond Fund intends to seek shareholder approval to change its investment objective to that of the Target Fund. If shareholders do not approve this change in investment objective, the reorganization will not be consummated as currently contemplated. The Bond Fund and the Target Fund have substantially similar investment restrictions. The Survivor Fund’s investment restrictions will be identical to those of the Bond Fund after the reorganization.

(iii)	The expense structures of the Bond Fund and the Target Fund are similar; however, the investment advisory fee of the Bond Fund is subject to break points based on the aggregate assets of the Bond Fund and of the other series of the Fund and, therefore, the Bond Fund has generally paid a lower advisory fee than the Target Fund. Each Fund offers multiple classes of shares with identical class pricing structures. The management fee structure and share class pricing structure of the Survivor Fund will be the same as those of the Bond Fund, although the Survivor Fund will be offering two newly created share classes. As a result of the reorganization, the Survivor Fund’s operating expense ratios are expected to be the same as or lower than those of the Bond Fund.

(iv)	As of February 28, 2007. the approximate net assets of the Bond Fund were $2.495 billion and the approximate net assets of the Target Fund were $ 466 million.

(v)	The portfolio compositions of the Bond Fund and the Target Fund are substantially similar and the portfolio composition of the Survivor Fund is expected to be substantially similar to the portfolio composition of each of the Funds.

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        Based on the factors outlined in the NAST Letter, it is submitted that the attributes of the Survivor Fund closely resemble the attributes of both the Bond Fund and the Target Fund. The Funds and BlackRock Advisors, LLC believe that the Bond Fund is the appropriate Survivor Fund in the reorganization based on its substantially larger asset size and its advisory fee structure, which provides for breakpoints at higher asset levels, including the assets of the other series of the Fund. However, because the Survivor Fund will, in fact, so closely resemble both Funds and because the Survivor Fund will be managed by the team, members of which have managed the Target Fund during its entire operating history and in the same manner as the Target Fund is currently managed, the Funds and BlackRock Advisors, LLC believe that the Target Fund is the more appropriate accounting survivor. This means that the Target Fund’s performance history should survive the reorganization to be the performance history the Survivor Fund uses in its marketing and other materials. BlackRock Advisors, LLC believes that current and future shareholders of the Survivor Fund will consider the Target Fund’s performance history more relevant to their investment decisions. See Annex A to this letter for a comparison of the performance history for both Funds.

        Please direct any questions regarding this matter to the undersigned at (212) 839-5583 or to Alice A. Pellegrino at BlackRock at (609) 282-0985. Thank you for your consideration.

Very truly yours,

/s/ Ellen W. Harris
Ellen W. Harris

cc:	John M. Ganley Securities and Exchange Commission

Alice A. Pellegrino BlackRock, Inc.

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ANNEX A

BlackRock Bond Fund and BlackRock Total Return Portfolio
Gross Returns as of March 31, 2007

		Annualized
Fund	YTD	1 Year	3 Year	5 Year	10 Year
BlackRock Bond Fund	1.37%	6.74%	3.71%	5.83%	6.28%
BlackRock Total Return Portfolio	1.46%	6.35%	3.89%	5.73%	N/A